Pricing Supplement (To Prospectus dated November 4, 2016, Series A Prospectus Supplement dated November 4, 2016, and Product Supplement CLN-1 dated December 19, 2016) September 4, 2018	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Commodity-Linked Notes Linked to the S&P GSCI® Index Total Return, due October 11, 2019

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Pricing Date:	September 4, 2018
Issue Date:	September 11, 2018
Stated Maturity Date:	October 11, 2019
Aggregate Principal Amount:	$871,000
Reference Asset:	The S&P GSCI® Index Total Return (Bloomberg symbol: “SPGCCITR”)
Starting Value:	2,748.556
Ending Value:	The closing level of the Reference Asset on the Valuation Date. If it is determined that the scheduled Valuation Date is not a Reference Asset Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-1.
Leverage Factor:	3
Investor Fee:	0.15% per annum, which will accrue daily (at the specified rate divided by 365) from and including the pricing date to but excluding the Valuation Date.
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One month
Interest Reset Dates:	Monthly, on the 11th of each month during the term of the Notes beginning on September 11, 2018 and ending on the Stated Maturity Date.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Minus 16 basis points
Initial Optional Redemption Date:	September 11, 2018
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Listing:	No listing on any securities exchange.
CUSIP:	09709TGL9

	Per Note	Total
Public Offering Price(1)	$1,000	$871,000
Underwriting Discount	$ 0	$ 0
Proceeds, before expenses, to BofA Finance	$1,000	$871,000

(1)  Plus accrued interest from September 11, 2018 if settlement occurs after that date.

The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-4 of the prospectus supplement, and page 7 of the prospectus. You may lose some or all of your investment in the Notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on September 11, 2018 against payment in immediately available funds.

We will deliver the Notes against payment therefor on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Bank of America Merrill Lynch
Selling Agent

ADDITIONAL TERMS

Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance.

In addition, any reference to “Morrison & Foerster LLP” in the accompanying product supplement, prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.”

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of the accompanying product supplement.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent in its sole discretion:

(1) a material limitation, suspension, or disruption of trading in one or more Reference Asset components which results in a failure by the exchange on which each applicable Reference Asset component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for any Reference Asset component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Reference Asset component;

(4) a suspension of trading in one or more Reference Asset components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time; or

(5) any other event that the Calculation Agent determines due to the imposition of position limits in respect of any futures contract or adoption of or change in any applicable law or other regulatory requirement that materially interferes with our ability or the ability of any of our affiliates, after using commercially reasonable efforts,  to unwind or maintain all or a material portion of a hedge that we or our affiliates have effected or may effect in contracts or securities that reference the Reference Asset or any of its constituent components in connection with the Notes.

Role of the Calculation Agent

The following section will supersede and replace the section “Description of the Notes—Role of the Calculation Agent” set forth on page S-29 of the accompanying product supplement.

The Calculation Agent has the sole discretion to make all determinations regarding the Notes as described in this product supplement, including determinations regarding the Starting Value, the Ending Value, the Reference Asset, the amount of interest payable on the Notes, the Investor Fee, the Treasury Rate Charge, the Redemption Amount or Early Redemption Amount, as applicable, Interest Reset Dates, Interest Determination Dates, Calculation Dates, any Market Disruption Events, any Commodity Hedging Disruption Events, a successor asset, Reference Asset Business Days, business days, London business days, Valuation Dates, and calculations related to adjustments to or the discontinuance of any Reference Asset. All determinations of the Calculation Agent will be made in good faith and a commercially reasonable manner.

We appointed Merrill Lynch Commodities, Inc., which is one of our affiliates, as the Calculation Agent for the Notes. However, we may change the Calculation Agent at any time without notifying you.

PS-2

THE REFERENCE ASSET

The Reference Asset reflects the returns of the S&P GSCI® Excess Return Index and interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI® Index. The S&P GSCI® Index is a production-weighted index, designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. Individual components qualify for inclusion in the S&P GSCI® Index on the basis of liquidity and are weighted by their respective world production quantities. There is no limit on the number of contracts that may be included in the S&P GSCI® Index. The S&P GSCI® Excess Return Index reflects the returns of the S&P GSCI® Index as well as the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery. For more information about the S&P GSCI® Index, see “The Reference Asset—S&P GSCI® Index” beginning on page S-40 of the accompanying product supplement.

S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of S&P Dow Jones Indices LLC discontinuing publication of the Reference Asset are discussed in the section entitled “Description of the Notes—Discontinuance of the Reference Asset” beginning on page S-28 of the accompanying product supplement. None of us, BAC, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Reference Asset or any successor index.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. S&P GSCI® is a trademark of S&P. This trademark has been sublicensed for certain purposes by our affiliate, MLPF&S.  The Reference Asset is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.  The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or their respective affiliates, and none of S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in the Notes.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Reference Asset in the period from January 1, 2008 through the pricing date. This historical data on the Reference Asset is not necessarily indicative of its future performance or what the value of the Notes may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth below is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the Notes.

PS-3

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to MLPF&S and as special tax counsel to BofA Finance and BAC.

PS-4